PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com

October 20, 2010

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange

  Commission

100 F Street, NE

Washington, D.C. 20549

Telephone: (202)-551-3386

Facsimile: (703)-813-6984

Re:	CNL Diversified Lifestyle Properties, Inc.

Registration Statement on Form S-11 Filed July 15, 2010

Registration No. 333-168129

Dear Mr. Dang:

We are writing on behalf of our client, CNL Diversified Lifestyle Properties, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated August 12, 2010. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.

For your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

General

1. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

215 NORTH EOLA DRIVE ORLANDO, FLORIDA 32801-2028	TEL: 407-843-4600 • FAX: 407-843-4444 • www.lowndes-law.com	450 SOUTH ORANGE AVENUE, SUITE 250 ORLANDO, FLORIDA 32801-3383

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

RESPONSE:

To date, apart from the items that are currently presented in the prospectus, the Company has not prepared any additional graphics, maps, photographs or related captions or other artwork including logos for use in connection with the offering. However, in the event that the Company intends to include any such materials into the prospectus to be distributed to prospective investors, the Company will provide copies of such materials to the Staff prior to use.

2. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

RESPONSE:

The Company advises that it will provide you with all sales materials, including materials that will be used only by broker-dealers, prior to their use in connection with the offering.

3. We note your disclosure that you intend to invest in mortgage, bridge or mezzanine loans or in entities that make investments in real estate. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how you or your subsidiaries’ investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

RESPONSE:

The prospectus provides a description of how the Company will execute its investment objectives in a manner that is consistent with the exemptions that are available under the Investment Company Act of 1940 (the “1940 Act”), including the Company’s expected monitoring activities of its investments to ensure that registration is not required. These discussions appear under “Business — Investment Limitations to Avoid Registration as an Investment Company,” and “Risk Factors — Company Related Risks,” entitled: “Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.” The Company’s analysis of its eligibility for an exemption from registration under the 1940 Act is set forth below.

First, the Company believes that neither it nor its subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the 1940 Act because the Company will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company will be primarily engaged in the acquisition, ownership and sale of real

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

property and real estate related securities and interests. The Company believes that its subsidiaries will generally be exempt from registration as investment companies pursuant to both the provisions of Section 3(a)(1) of the Act applicable to the Company, as well as pursuant to Rule 3a-3 promulgated thereunder.

In addition, the Company intends to conduct its operations so that the Company will comply with Section 3(a)(1)(C) of the 1940 Act and Rule 3a-1 promulgated thereunder. Under Section 3(a)(1)(C) of the 1940 Act, a company is not an investment company if it neither is engaged, nor proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets on an unconsolidated basis. Rule 3a-1 further provides that an issuer will not be deemed to be an “investment company” if no more than 45% of the value of its total assets (exclusive of government securities and cash) and no more than 45% of its net income after taxes for the most recent four consecutive quarters are derived from securities other than government securities or those issued by its majority-owned subsidiaries which are not investment companies or which are otherwise controlled by the issuer and not otherwise investment companies or engaged in the business of investing, reinvesting, owning, holding and trading of securities. The Company anticipates that the majority of its assets will consist of direct interests in real estate and real-estate related assets and that any assets that could possibly be considered to be “investment securities” within the meaning of the 1940 Act will constitute less than 40% of its total assets on an unconsolidated basis and that it will otherwise qualify for an exemption from the definition of an investment company under Rule 3a-1.

Even if the Company were possibly to be considered to be an investment company within the meaning of Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act, the Company believes that it will satisfy the exception provided by Section 3(c)(5)(C) of the 1940 Act for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Company intends to conduct its operations so that at least 55% of its assets will at all times be comprised of mortgages and other liens on and interests (including fee interests) in real estate (“qualifying assets”) and 80% of its total assets will either be invested in qualifying assets or other real estate related assets, consistent with the staff’s prior no-action releases and other guidance regarding Section 3(c)(5)(C) of the 1940 Act, including Investment Company Act Release No. 8456 (August 9, 1973).

The Company will monitor its investments at the time of acquisition of each investment and on an ongoing basis to determine compliance with the exemptions/exclusions from registration discussed above. The Company will classify its assets for purposes of the 1940 Act, including the Section 3(c)(5)(C) exclusion, in accordance with no-action positions taken by the SEC staff in the past, subject to any further guidance issued by the SEC staff in future no-action letters, if any. In considering no-action positions taken by the Staff, the Company acknowledges that these positions were issued in accordance with factual situations that may differ from the factual situations the Company may face, and a number of relevant no-action positions were issued more than ten years ago. The Company

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

understands that a promise of “no-action” to some other entity does not assure the Company that the SEC will concur with the Company’s classification of its assets. In addition, the Company acknowledges that the SEC staff may, in the future, issue further guidance that may require it to re-classify its assets for purposes of the 1940 Act and will monitor SEC guidance on an ongoing basis accordingly.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation l4E, to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

RESPONSE:

We have analyzed the applicability of the tender offer rules, including Rule 14e-4 and Regulation 14E, to the Company’s share redemption program. We believe that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

RESPONSE:

We have analyzed the applicability of Regulation M to the Company’s share repurchase program, and believe that the plan is consistent with the class relief granted in the exemptive letter you have referenced. We will be certain to address any future questions or issues regarding the share repurchase program with the Division of Market Regulation.

6. Please provide us with copies of the relevant portions of any study, report, chart or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note, for example, that much of the information in your Business section cites to or relies upon third party data.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

RESPONSE:

We are providing the requested information on a supplemental basis as Exhibit A attached hereto. We hereby confirm that the industry reports and studies relied upon are either publicly available, or are accessible pursuant to a valid subscription, and that none of these sources were compiled by a third party at the express direction of, or solely in exchange for compensation paid by, the Company.

7. Please disclose the organization and offering expenses that have accrued to date.

RESPONSE:

The expenses accrued by the Company in connection with the offering are disclosed in the Company’s financial statements which are included as pages F-1 through F-9 of the registration statement.

8. Please provide the information required by Item 19 of Form S-11 or advise.

RESPONSE:

We have added the following new language to the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to clarify that there are no matters relating to the Company that are required to be included therein in accordance with Item 19 of Form S-11:

Legal Proceedings.

We had no legal proceedings as of                         .

We will fill in the appropriate date upon SEC effectiveness. If any such matters arise in the future, they will be disclosed in an amended filing of the prospectus, or as a supplement thereto, in each case to be promptly filed with the SEC.

Cover Page of Prospectus

9. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page, as required by Item 501.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

RESPONSE:

We believe that all of the information currently presented on the cover page is consistent with the information required to be disclosed by Item 501 of Regulation S-K and Item 1 of Industry Guide 5. We will revise the cover page such that all information will appear on one page as required by Item 501.

10. We note that there are some restrictions on the transferability of your common stock. In the third bullet point, please include a statement that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

RESPONSE:

We have revised the referenced bullet point to read as follows:

There is no public market for our shares and we do not expect to list our shares in the near future on an exchange. If you are able to sell your shares, you would likely have to sell them at a substantial discount from their public offering price. There are restrictions and limitations on your ability to have all or any portion of your shares redeemed under our redemption plan. See “Summary of Redemption Plan” and “Summary of the Articles of Incorporation and Bylaws—Restriction of Ownership”.

11. We note that your offering will not last beyond two years from the date of the prospectus, unless extended. Please revise to disclose the maximum amount of the extension or state the final termination based on a full extension.

RESPONSE:

Our disclosure in “Summary – Our Offering” and in “Plan of Distribution – The Offering” fully discloses the maximum number of extensions available for this offering under Rule 415 of the Securities Act. Also, in light of unforeseeable market conditions, we believe that it is not prudent to disclose a final termination date at this time.

Prospectus Summary, page 1

12. We note the organizational chart on page 67. Please consider moving this chart to the summary section of your prospectus. Also, please add your operating partnership to the chart.

RESPONSE:

We have moved the organizational chart to the summary section of the prospectus and have revised it to add the operating partnership.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

13. Please revise to clarify that your sponsor is also your promoter and identify any other persons that would be considered your promoters in this section. Please refer to Item 11(d) of Form S-11.

RESPONSE:

We have revised the referenced language as follows:

CNL Financial Group, LLC is our sponsor and promoter and an affiliate of CNL Financial Group, Inc., or “CNL,” which is one of the nation’s largest, privately held real estate investment and development companies, and it is controlled by James M. Seneff, Jr.

Our Sponsor, Our Advisor and Our Property Manager, page 1

14. We note your disclosure that your advisor owes you and your stockholders fiduciary duties. Please revise to clarify that its duties and responsibilities have been contracted out to CNL Lifestyle Company and that your advisor will have no operations or assets with which to satisfy any claim you may have of a breach of its duties. Also, please revise to discuss the business purpose of not entering into an advisory agreement with the entity that will actually provide your advisory services and manage your operations.

RESPONSE:

It is no longer contemplated that CNL Diversified Corp., the Company’s advisor, will enter into an agreement with CNL Lifestyle Company, LLC, the advisor for CNL Lifestyle Properties, Inc., to delegate the duties and responsibilities that our advisor is obligated to provide to the Company pursuant to the advisory agreement. Rather, our advisor will initially utilize personnel and resources from its sponsor and affiliates to perform the services to be provided under the advisory agreement, which has been the practice with all of the non-traded REITs previously sponsored by CNL. The cost of time and expenses related to these personnel will be allocated directly to CNL Diversified Corp. While initially, individuals now performing certain advisory services and functions for CNL Lifestyle Company may be engaged to perform similar services for CNL Diversified Corp., we expect that, over time, the number of dedicated personnel allocated to our advisor will grow. We have revised the prospectus accordingly to delete any references to the delegation or assignment of advisory services by our advisor to CNL Lifestyle Company.

15. We note the statement that your “property is managed under a property management agreement…,” (emphasis added). Please revise this statement to make it clear that you do not currently own any properties.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

RESPONSE:

We have revised the referenced paragraph as follows:

Our properties will be managed under a property management agreement between us and our property manager, CNL Diversified Managers Corp., a Florida corporation formed in July 2010 and an affiliate of CNL and our advisor. Our property manager will be responsible for managing and leasing our commercial real estate investments. The term of the property management agreement is for six years after the date of execution.

Borrowing Policies, page 2

16. To balance out the disclosure of your intended target borrowing levels, please revise to clarify that 300% of net assets is equivalent to 75% of your aggregate assets. Also, throughout this document where you discuss your leverage policy, please revise to note your 75% leverage policy.

RESPONSE:

We have revised the referenced language to provide as follows:

Our articles of incorporation limit the amount we may borrow, in the aggregate, to 300% of our net assets which is equivalent to 75% of our aggregate assets. Any borrowings over this limit must be approved by a majority of our independent directors and disclosed to our stockholders along with justification for exceeding this limit. In addition to this limitation, our board of directors has adopted a policy to limit our aggregate borrowings to approximately 40% to 60% of the aggregate value of our assets, once we own a seasoned and stable asset portfolio.

The revised language above is consistent with similar disclosures that appear in other sections of the prospectus.

Compensation to Our Advisor and Affiliates

17. We note your estimates that organization and offering expenses will be 1% of gross proceeds from the primary offering and that reimbursement of acquisition expenses will be 1% of the gross purchase price of the assets. It appears from your disclosure in the prior performance tables for CNL Lifestyle Properties, that both reimbursements exceeded the estimated 1%. Please revise to disclose your basis for the 1% disclosure.

RESPONSE:

Our estimates of organizational and offering expenses are based, in part, on our sponsor’s historical experience with CNL Lifestyle Properties, Inc. and other CNL sponsored programs. While we

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

recognize that our estimates of 1% of gross proceeds for organizational and offering costs and 1% of purchase price for acquisition expenses are somewhat lower that what has been historically incurred for CNL Lifestyle Properties, Inc., we believe that a portion of these costs are generally fixed, and accordingly, the total costs and expenses as a percentage of the total offering proceeds will decrease as a larger number of shares are sold and as proceeds are invested. The primary offerings registered by CNL Lifestyle Properties, Inc. were for $2.0 billion and the Company’s offering registration is for $3.0 billion. In addition, equity sales for CNL Lifestyle Properties, Inc. slowed during the recent economic downturn. We believe that the Company may raise greater offering proceeds as a new fund because of improving economic conditions and because of the broader range of asset classes that the Company intends to target for investment as compared with CNL Lifestyle Properties, Inc.

18. We note that you are basing your leveraged disclosure on 60% debt financing. Please revise to base your leverage disclosure on your 75% leverage policy. Please note that this comment also applies to the footnotes to your Use of Proceeds table on pages 56-58.

RESPONSE:

We have revised the registration statement to base our leverage disclosure on our 75% leverage policy.

Questions and Answers about this Offering, page 15

19. The Q&A should not repeat any information that appears in the summary and vice versa. For example, information from the following Q&A’s is repeated in the summary:

•	Who is CNL Diversified Lifestyle Properties, Inc.?

•	Who is CNL Financial Group, Inc.?

•	Who is CNL Diversified Corp.?

•	Will we use leverage?

•	Will the distributions you receive be taxable as ordinary income?

•	How does a “best efforts” offering work?

RESPONSE:

Although there is some conceptual overlap in this regard, we believe that the Questions and Answers section, as currently drafted, provides a useful shorthand reference for the benefit of potential investors. As a result, barring the reference to a specific objection to the contrary, the Company respectfully would prefer to retain the Questions and Answers section in its current form as a standalone source for basic information concerning the offering.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

Risk Factors, page 21

20. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

•	Our stockholders may experience dilution, page 25;

•	We may be restricted in our ability to replace our property manager..., page 25;

•	There will be competing demands on our officers and directors, page 27;

•	We may rely on various security provisions in our leases..., page 32;

•	Our real estate assets may be subject to impairment charges, page 33;

•	We may be subject to litigation, page 34;

•	We compete with other companies for investments, page 35; and

•	Our board of directors can take many actions without stockholder approval, page 53.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

RESPONSE:

We have revised the risk factor subheadings to identify briefly the specific risks resulting from the facts or uncertainties and to elucidate as necessary details regarding such risks.

The price of our shares was determined arbitrarily and may not bear any relationship to what a stockholder could receive if his or her shares were resold, page 21

21. Risk factors should be sufficiently precise so that investors can appreciate the magnitude of the risk presented. This risk factor does not fully describe the risk of the arbitrary offering price to investors. Please revise accordingly.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

RESPONSE:

We have revised the referenced risk factor to include the following additional disclosure:

The offering price of our shares may be higher or lower than the price at which the shares would trade if they were listed on a national securities exchange or actively traded by dealers or marketmakers. Further, there is no assurance that you will be able to sell any shares that you purchase in the offering at prices that equal or exceed the offering price, if at all. You may lose money on any sale. See “Plan of Distribution” for additional discussion regarding the offering price of our shares.

There may be a delay in investing the proceeds of this offering if our advisor is not able to immediately find suitable properties..., page 21

22. Each risk factor should contain a single, discreet risk. Here, the disclosure that a delay in investing the proceeds could be caused by the conflict of interest presented by your advisors simultaneously trying to find a suitable investment for another program should be described in a separate risk factor with its own subheading. Please revise accordingly.

RESPONSE:

We have revised the referenced risk factor into two (2) separate risk factors under distinct subheadings.

Other real estate investment programs sponsored by CNL use investment strategies that are similar to ours..., page 27

23. Refer to the second paragraph of this risk factor, which discusses the risk presented if another CNL program pursues liquidation or listing. As noted above, each risk factor should contain a single, discreet risk. Please revise accordingly.

RESPONSE:

We have revised the referenced risk factor into two (2) separate risk factors under distinct subheadings.

Management Compensation, page 59

24. In the column intended to disclose the recipients of the various fees, please revise to specifically identity the entity that will receive the described compensation. Such identification should also include CNL Lifestyle Company based on the service agreement disclosed in footnote 4. Please note that this comment also applies to the compensation table on pages 7-12.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

RESPONSE:

As noted above in our response to comment number 14, it is no longer intended that our advisor will enter into a service agreement or other arrangement with CNL Lifestyle Company to perform services on its behalf that our advisor is obligated to provide under the advisory agreement. We have revised the prospectus to remove the first sentence of footnote 4 relating to any such arrangement. The table under the “Management Compensation” section of the prospectus specifically identifies the entity or entities that will receive the described compensation.

25. We note that your advisor does not have any employees and will contract out its obligations to CNL Lifestyle Company. Please revise to clarify if CNL Lifestyle Company also provides advisory services, directly or indirectly, to your sponsor’s affiliates. If so, please revise to clarify how you will determine the reimbursement of personnel cost to be paid to CNL Lifestyle Company. Will you only provide reimbursements for personnel specifically allocated or dedicated to you?

RESPONSE:

As noted above in our response to comment number 14, it is no longer contemplated that our advisor will enter into a service agreement with CNL Lifestyle Company to provide advisory services to the Company. Rather, our advisor will initially utilize personnel and resources from our sponsor and its affiliates to perform such duties. The advisor will only reimburse the sponsor and its affiliates for personnel costs specifically associated with or dedicated to performing such duties. We have revised the prospectus accordingly.

26. Please revise to clarify that to the extent you record any impairments, as discussed on page 105, that such impairments would not have any effect on the “real estate asset value” used to determine your asset management fee.

RESPONSE:

The purpose of the discussion of impairments in the MD&A section is focused on management’s critical accounting policies for monitoring and recording impairments in accordance with generally accepted accounting principles. We have revised the definition of Real Estate Asset Value to include the following:

Any recognized impairment loss will not reduce the Real Estate Asset Value for purposes of calculating the Asset Management Fee.

We have also added the above sentence to the discussion of the Asset Management Fee in the Management Compensation sections of the prospectus.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

Conflicts of Interest, page 68

Prior and Future Programs, page 68

27. Please expand your disclosure to specifically identify any affiliated programs that have similar investment objectives and are in direct competition with you.

RESPONSE:

We have revised the referenced disclosure to specifically identify the following affiliated programs which have similar investment objectives and may compete with the Company:

(a)	CNL Lifestyle Properties, Inc. which invests in lifestyle properties such as ski and mountain lifestyle properties, golf facilities, attractions, marinas, and additional lifestyle properties;

(b)	CNL Macquarie Global Growth Trust, Inc. which intends to invest in a diverse portfolio of commercial real estate and real estate-related assets on a global basis with the potential for capital appreciation; and

(c)	Macquarie CNL Global Income Trust, Inc. which intends to invest in a diverse portfolio of income-oriented commercial real estate and real estate-related assets on a global basis.

Competition for Management Time, page 69

28. Please revise to disclose a more exact approximation of the amount of time your executive officers will devote to you.

RESPONSE:

The language contained in the prospectus concerning the allocation of time of the Company’s executive officers and directors to the business of the Company is typical of prior offerings recently sponsored by affiliates of the Company and also appears to be fairly consistent with the industry’s approach to this disclosure. Given the competing demands and obligations of the Company’s officers and directors, it could be misleading and inaccurate for us to attempt to give an exact amount of time that they intend to devote to the business of the Company. We believe the primary purpose of the disclosure at issue is to advise potential investors of the fact that the Company’s officers and directors will not allocate 100% of their time to the business of the Company. We have revised the disclosure to discuss possible factors which could have an impact upon the allocation of management’s time.

Compensation of our Advisor, page 70

29. We note your disclosure that the timing and nature of your fees “may” result in a conflict of interests. Because the investment services and asset management fees are based on the purchase price

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

or cost of your assets, it appears a conflict of interests is present in all decisions by your advisor in selecting between properties and purchases prices. As such, please revise to discuss the apparent conflict and specifically clarify that both fees are not performance based.

RESPONSE:

We have revised the referenced disclosure to discuss the apparent conflict and to specifically clarify that both fees are not performance based.

30. We note that your board of directors will be responsible for determining if the compensation, as outlined in the Advisory Agreement, paid to your advisor and its affiliates is reasonable. Please revise to describe actions the board may take if it decides that the compensation is unreasonable.

RESPONSE:

In the event that the board of directors determines that the compensation that is payable to the Company’s advisor and its affiliates is unreasonable, the board of directors may elect to renegotiate its fee structure with the advisor, or may alternatively elect not to renew the advisory agreement, or promptly terminate the advisory agreement with sixty (60) days’ written notice. We have revised the section of the prospectus entitled “The Advisor and the Advisory Agreement” to address this issue.

Certain Conflict Resolution Procedures, page 71

31. Refer to the second and third bullet points on page 71. Please describe in more detail how the board will make the determination that a transaction or loan is “commercially reasonable.” Please also provide an example of “substantial justification” with respect to transactions with affiliates.

RESPONSE:

The concepts of “commercial reasonableness” and “substantial justification” are both adopted from the Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted by the NASAA Membership on May 7, 2007 (the “NASAA REIT Guidelines”), to which the Company will be subject as a non-traded real estate investment trust and which contain limitations on transactions between a REIT and its affiliates with respect to the matters referred to in the bullet points on page 71 of the prospectus. Although the NASAA REIT Guidelines do not provide supplemental detail concerning the specific meaning of these terms, the application of these standards is ultimately a fact-sensitive inquiry that must be applied by the Company’s board of directors, including the independent directors, in light of the circumstances of a particular transaction.

32. Please revise to clarify if you will obtain an appraisal with any related party purchase. If so, please revise to clarify whether the appraisal must come from an independent third party.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

RESPONSE:

We have incorporated revisions throughout the prospectus where appropriate to clarify that in all cases in which the Company proposes to acquire an asset from its sponsor, directors, advisor or any of their affiliates, the Company will obtain an appraisal of fair market value by an independent appraiser selected by the Company’s independent directors and the transaction must be approved by a majority of the independent directors.

33. Please revise to clarify how the price will be determined if you sell any assets to a party related to your sponsor or advisor.

RESPONSE:

We have incorporated revisions throughout the prospectus where appropriate to clarify that in all cases in which the Company proposes to sell an asset to its sponsor, directors, advisor or any of their affiliate, a majority of the Company’s directors (including a majority of our independent directors) not otherwise interested in the transaction must determine that all aspects of the transaction, including the sales price, is fair and reasonable to the Company.

Investment Objectives and Criteria, page 73

Certain Limitations, page 75

34. Please provide an example of “substantial justification” for investing in, or making, a mortgage loan when all loans would exceed 85% of the appraised value of the property.

RESPONSE:

Similar to our response to Item 31, the concept of “substantial justification” in the context referenced immediately above is adopted from the NASAA REIT Guidelines and therefore binding on the Company. Although the NASAA REIT Guidelines do not provide supplemental detail concerning the specific meaning of these terms, the application of these standards is ultimately a fact-sensitive inquiry that must be applied by the Company’s board of directors, including the independent directors who will be appointed to serve on the board, in light of the circumstances of a particular transaction.

Business, page 77

Investment and Leasing Structures, page 94

35. We note your disclosure that you intend to enter into triple net leases with tenants or operators of your leisure and senior living properties. Please disclose the circumstances, if any, in which you may enter into gross or modified gross leases for these types of properties.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

RESPONSE:

At the present time, we do not intend to enter into gross or modified gross leases for any properties. However, if at some future point the Company’s board of directors determines that it is in the Company’s best interest to do so, the Company may enter into such leases. Circumstances in which the Company may enter into gross or modified gross leases may include, but are not necessarily limited to, situations in which the Company acquires apartment complexes, retail centers or other properties that may require the use of standard multi-tenant commercial leases with individual third party tenants. We have revised the prospectus accordingly.

Mortgage Loans and Other Loans, page 96

36. Please describe the credit quality parameters for the loans in which you may invest.

RESPONSE:

In evaluating the credit quality parameters of prospective loans, we may consider factors including, but not limited to:

•	The loan-to-value ratio of the collateral property or other assets collateralizing the investment;

•	Location, condition and use of the collateral property;

•	Quality and experience of the borrower;

•	Projected cash flows of the collateral property; and

•	General economic conditions affecting the collateral property and the borrower.

We will evaluate all potential investments in mortgage and other loans to determine if the term of the loan, collateral, underwriting and loan-to-value ratio meets our investment criteria and objectives. Generally, an inspection or appraisal of the collateral property and underwriting of the current and projected cash flows of the collateral property will be performed during the loan approval process. We have revised the prospectus accordingly.

Prior Performance Summary, page 100

37. We note your disclosure throughout that Messrs. Seneff and Bourne have “sponsored or co-sponsored, directly or indirectly,” all the programs disclosed in this section. Please supplementally provide us with a more thorough, detailed analysis of their prior experience. For example, please

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

explain the nature of their “indirect” sponsorships and discuss their respective roles and positions, including whether they were founders, with each of the prior programs discussed as well as the specific dates during which they were affiliated with such programs.

RESPONSE:

Messrs. Seneff and Bourne have sponsored individually and through affiliated entities the prior programs referenced so we have removed the “directly or indirectly” language.

38. We note that you have only provided tables that detail the prior programs’ owned interests in real properties. Please revise your prior performance summary and tables to disclose all real estate assets, including mortgages and other real estate-related debt instruments, if any.

RESPONSE:

We have revised the tables in the prior performance summary to include information about investments in mortgages and other real estate-related debt instruments including the number and amount of such investments.

39. Please include a discussion of any adverse business developments with respect to the prior programs disclosed in this section. We note, for example, that CNL Hotels & Resorts, Inc. and CNL Lifestyle Properties, Inc. have previously experienced net losses. Refer to Item 8(A)(2) of Industry Guide 5 for guidance. Also, please tell us if any of the prior programs have had to suspend distribution payments or have experienced periods where they were not able to satisfy all redemption requests.

RESPONSE:

We have revised the prospectus to include the following discussion:

The prior programs sponsored by CNL have been affected by general economic conditions, capital market trends and other external factors during their respective operating periods. For example, CNL Lifestyle Properties, Inc. has been impacted by the recent economic downturn and the tightened credit markets, which caused tenant liquidity issues and primarily resulted in the deferral of rent and other lease modifications for certain tenants. The rent deferrals and lease modifications resulted in lower operating income and cash flows from operations in 2009 and 2010. CNL Hotels and Resorts, Inc. was impacted by the downturn in the hospitality industry following the terrorist attacks of September 11, 2001, which negatively affected its earnings and cash flows.

We also believe that the net losses experienced by CNL Hotels and Resorts, Inc. and CNL Lifestyle Properties, Inc. are not necessarily indicative or caused entirely as a result of adverse business

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

conditions. Net losses generated by real estate companies, as calculated in accordance with generally accepted accounting principles, are primarily a result of non-cash operating expenses in the form of depreciation and amortization.

In addition, these prior programs have not suspended distribution payments and have covered these payments principally with FFO, MFFO, cash flows generated from operating activities, and to a lesser extent short-term borrowings under lines of credit. There have been periods in which the respective boards of directors for these programs set limitations on the amounts of shares to be redeemed. In those instances when redemption requests exceeded the limitations set forth, redemptions were paid on a pro-rata basis and honored in following periods. However, at no time have the programs suspended redemptions completely.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 104

Funds from Operations, page 106

40. Please revise to expand your explanation as to why you believe that modified FFO or MFFO is an appropriate measurement by which to assess your operating performance. Also, please discuss each adjustment made from NAREIT FFO to arrive at MFFO.

RESPONSE:

We have revised the referenced language as follows:

In addition to FFO, we intend to use “modified funds from operations,” or “MFFO” which excludes acquisition-related costs, certain non-recurring charges and other adjustments in order to evaluate our operating performance. We believe MFFO is helpful to investors and management as a measure of operating performance and provides a more accurate measure of stabilized operating performance of a portfolio of assets because it excludes costs that management considers more reflective of investing activities, such as the payment of acquisition expenses that are directly associated with property acquisition, and other non-operating, non-cash and non-recurring charges that are typically included in FFO as promulgated by NAREIT.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

Management, page 109

41. Please include the specific dates and positions for your management’s prior business experience. Refer to Item 401(e)(1) of Regulation S-K for guidance.

RESPONSE:

We have reviewed the current descriptions of the prior business experience of the Company’s officers and directors, and believe that the current descriptions satisfy the requirements of Item 401(e)(1) of Regulation S-K.

42. Please update your disclosure prior to effectiveness to disclose your three independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisor and its affiliates.

RESPONSE:

We will provide the requested information prior to the effective date of the offering.

Summary of the Articles of Incorporation and Bylaws, page 136

43. Your disclosure that “[a]ll of [y]our shares offered hereby will be fully paid and nonassessable when issued” constitutes a legal conclusion. Please revise to attribute this disclosure to counsel.

RESPONSE:

The referenced language is quoted from Section 7.1 of the Company’s Articles of Incorporation, and is verified by the opinion of counsel regarding legality, the form of which is attached hereto as Exhibit 5.1, an effective draft of which will be filed prior to effective date of the offering.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

Reports to Stockholders, page 169

44. We note that if there is no ongoing offering, you will furnish to your Plan stockholders an estimated value of your shares. We also note that you “may” provide such disclosure to your other stockholders. Please revise to clarify when it would be in the best interest of your stockholders to not provide such disclosure.

RESPONSE:

The Company believes that the prospectus currently meets or exceeds all applicable rules and regulations regarding its disclosure obligations with respect to the Company’s stockholders. During any period where no public offering is ongoing and prior to any listing of the Company’s common stock, the Company will provide stockholders with all information required by applicable law, including the Securities Exchange Act. We have removed this reference as the Company is not required to disclose this information to stockholders other than each stockholder that is a Plan subject to ERISA.

Plan of Distribution, page 171

45. We note that the board of directors may change the price at which you offer shares. Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than $10.00 per share for the public offering or $9.50 per share for the distribution revinvestment plan.

RESPONSE:

The Company hereby confirms that the Company will file a post-effective amendment to the registration statement if the board of directors changes the purchase price of the Company’s shares to a price that is more than 20% higher or lower than the $10.00 per share price for the public offering or the $9.50 per share price for the distribution reinvestment plan.

Definitions, pages 185

46. We note that you have included definitions of many of the terms found in your prospectus. Since it appears that you are using these terms for their common meanings, you could safely eliminate the use of these defined terms. Your prospectus should be written in compliance with the plain English rules. See Rule 421 of Regulation C.

RESPONSE:

We have carefully reviewed the definitions section of the prospectus, and have determined that although certain terms appear in common parlance, in the context of the prospectus many of these seemingly common terms have rather nuanced and specific meanings that are critical to an accurate reading of the prospectus. We have also defined several acronyms in the definitions section, some of which are fairly familiar to sophisticated investors, but many of which are not.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

Additionally, the NASAA REIT Guidelines require that we use certain defined terms in the Company’s articles, and we believe that including a list of defined terms in the prospectus as well as the articles makes it easier for prospective investors to understand the meaning of these terms. Finally, many states expect to see defined terms in the prospectus and some require their inclusion. For these reasons we respectfully intend to keep the defined terms section in the prospectus as we believe this section enhances the ability of a prospective investor to understand the content of the prospectus as a whole.

Appendix A - Prior Performance Tables - CNL, page A-1

47. Please include a cross-reference to the narrative prior performance summary. Refer to Instruction 1 to Appendix II of Industry Guide 5.

RESPONSE:

We have amended Appendix A to include a cross-reference to the prior performance summary.

48. Please tell us why you have limited your prior performance disclosure to prior public programs as it is not clear to us that you meet the definition of “public track record” as it is defined in Item 8 of Industry Guide 5.

RESPONSE:

We have limited our prior performance disclosure to prior public programs because we will have met the definition of having a “public track record” prior to SEC effectiveness of this offering. “Public track record” as defined in item 8 of Industry Guide 5 provides that at least two of the public offerings for programs with investment objectives similar to those of the registrant must have closed in the previous three years. Please refer to Note 2 on page A-4, Table I of the “Prior Performance Tables – CNL” which outlines the prior programs. The second offering closed on April 4, 2008 and the third offering will close before this offering commences. Consequently, the sponsor will have met the definition of having a “public track record.”

Part II — Information Not Required In Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

49. Please disclose the date of the sale of shares to your advisor. Refer to Item 701(a) of Regulation S-K for guidance.

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

RESPONSE:

Shares were sold to our advisor on June 30, 2010. We have added this information to the prospectus as appropriate.

Item 36. Financial Statements and Exhibits, page II-2

50. Refer to the Form of Escrow Agreement filed as exhibit 10.2 to your registration statement. We note that the agreement, as filed, omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next amendment.

RESPONSE:

Exhibits A through C to the Form of Escrow Agreement have been purposefully omitted as not being necessary to an understanding of the Escrow Agreement. Exhibits A and C relate to the prospectus and Subscription Agreement, respectively, both of which are being filed separately as part of the registration statement. Exhibit B relates to the Escrow Agent’s wiring instructions, which are not proper for public disclosure, nor necessary for an accurate representation of the Escrow Agreement.

51. Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

RESPONSE:

All previously unfiled exhibits are attached hereto for your review, with exhibit numbers which correspond to the exhibits to Part II of the prospectus. Exhibit 4.5 is the Statement Regarding Restrictions on Transferability of Shares of Common Stock. Exhibits 5.1 and 8.1 are the legal and tax opinions in draft form, respectively.

52. Please tell us why you have filed the “Form of” various agreements and organizational documents. Explain why you are not able to file final, executed agreements and organizational documents prior to effectiveness of the registration statement.

RESPONSE:

In certain instances, we have filed the “Form of” various agreements and organizational documents which are undergoing concurrent review by FINRA and the state securities regulators. Since these regulators may request or require revisions or modifications prior to granting their approval of the

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

offering, to the extent applicable, we will file the final version of the agreements and organizational documents once they have been approved by all appropriate regulators and prior to the effective date of the offering.

Table VI — Acquisitions of Properties by Program

53. Please revise to separately present each property acquisition rather than presenting it on an aggregate basis.

RESPONSE:

We have revised Table VI to separately present each property acquisition.

*****

Mr. Duc Dang,

United States Securities and Exchange Commission

October 20, 2010

The Company has authorized us to acknowledge on its behalf that it is responsible for the accuracy and adequacy of the disclosure in the filing.

Please do not hesitate to contact me with any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to the Form S-11 filed on July 15, 2010. Further, please advise whether the Staff has any additional comments.

Best regards.

Very truly yours,

LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

Peter E. Reinert

PER/AJO

Encls.

cc:	Richard Baltz, Esq.

David Roos, Esq.

EXHIBIT A

(directly follows this page)

EXHIBIT 4.5

STATEMENT REGARDING RESTRICTIONS ON

TRANSFERABILITY OF SHARES OF COMMON STOCK

(To Appear on Stock Certificate or to Be Sent upon Request and without Charge to Stockholders

Issued Shares without Certificates)

“The securities issued or transferred are subject to restrictions on transfer and ownership for the purpose of maintenance of the Company’s status as a real estate investment trust (a “REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). Except as otherwise provided pursuant to the Articles of Incorporation of the Company, no Person may (a) Beneficially or Constructively Own Common Shares of the Company in excess of 9.8% (or such greater percent as may be determined by the Board of Directors of the Company) of the outstanding Common Shares; (b) Beneficially or Constructively Own shares of any series of Preferred Shares of the Company in excess of 9.8% (or such greater percent as may be determined by the Board of Directors of the Company) of the outstanding shares of such series of Preferred Shares; or (c) Beneficially or Constructively Own Common Shares or Preferred Shares (of any class or series) which would result in the Company being “closely held” under Section 856(h) of the Code or which otherwise would cause the Company to fail to qualify as a REIT. Any Person who has Beneficial or Constructive Ownership, or who Acquires or attempts to Acquire Beneficial or Constructive Ownership, of Common Shares and/or Preferred Shares in excess of the above limitations must immediately notify the Company in writing or, in the event of a proposed or attempted Transfer or Acquisition or purported change in Beneficial or Constructive Ownership, must give written notice to the Company at least 15 days prior to the proposed or attempted Transfer, transaction or other event. Any purported Transfer of Common Shares and/or Preferred Shares which results in violation of the ownership or transfer limitations set forth in the Company’s Articles of Incorporation shall be void ab initio and the intended transferee shall not have or acquire any rights in such Common Shares and/or Preferred Shares. If the transfer and ownership limitations referred to herein are violated, the Common Shares or Preferred Shares represented hereby will constitute Excess Shares to the extent of violation of such limitations, and such Excess Shares will be automatically transferred to an Excess Shares Trust, all as provided by the Articles of Incorporation of the Company. All defined terms used in this legend have the meanings identified in the Company’s Articles of Incorporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer, will be sent without charge to each Stockholder who so requests.”

All capitalized terms in the above-referenced notice have the meanings defined in the Articles of Incorporation of the Company.

EXHIBIT 5.1

            , 2010

CNL Diversified Lifestyle Properties, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, FL 32801

Ladies and Gentlemen:

We have acted as counsel for CNL Diversified Lifestyle Properties, Inc., a Maryland corporation (the “Company”), in connection with the registration and proposed sale of 150,000,000 shares of common stock of the Company, par value $.01 per share (the “Shares”), pursuant to the Registration Statement on Form S-11 (File No. 333-168129) which was filed by the Company under the Securities Act of 1933 (the “Registration Statement”).

Based upon an examination and review of, and in reliance upon, such documents as we have deemed necessary, relevant or appropriate, we are of the opinion that upon payment for and issuance and delivery as provided in the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Opinions” in the prospectus constituting a part of the Registration Statement.

Cordially yours,

LOWNDES, DROSDICK, DOSTER,
KANTOR & REED, P.A.

EXHIBIT 8.1

            , 2010

CNL Diversified Lifestyle Properties, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Ladies and Gentlemen:

We have acted as special tax counsel to CNL Diversified Lifestyle Properties, Inc. (the “Company”), a Maryland corporation, in connection with the Company’s offering (the “Offering”) of shares of its common stock pursuant to the Registration Statement on Form S-11 (Registration No. 333-168129) filed by the Company with the U.S. Securities and Exchange Commission (the “Registration Statement”) and the prospectus included therewith, each as amended through the date hereof. As a part of our representation, you have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

In connection with our opinions expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Reviewed Documents”):

(1) the Registration Statement;

(2) the Articles of Incorporation of the Company, certified as of a recent date by the State Department of Assessments and Taxation of the State of Maryland;

(3) the form of the Company’s Articles of Amendment and Restatement, as filed as an exhibit to the Registration Statement (the “Amended and Restated Articles”);

(4) the Company’s bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”);

(5) the Limited Partnership Agreement of CNL Diversified Properties, LP (the “Operating Partnership”);

(6) a certificate from the Company, dated as of the date hereof, setting forth certain representations relating to the organization and proposed operation of the Company, the Operating Partnership and their respective subsidiaries; and

(7) such other documents, certificates and records provided to us by the Company which we have deemed necessary or appropriate as a basis for the opinions set forth herein.

For the purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with the Company’s consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Review Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of Treasury (the “Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history and existing administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling, all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, these opinions are based on the assumption that the Company, the Operating Partnership and their respective subsidiaries will each be operating in the manner described in the Amended and Restated Articles, the Bylaws and the Operating Partnership’s Limited Partnership Agreement, as applicable, and the other organizational documents of each such entity and their subsidiaries and that all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that all statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including if any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under the Code (a “REIT”) depends upon the Company’s ability to satisfy the various qualification tests imposed under the Code, including tests based upon actual annual operating results, distribution levels and diversity of share ownership. We do not undertake to monitor whether the Company actually will satisfy such qualification tests. Accordingly, no assurance can be given that the actual results of the operations of the Company for one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that:

(i) the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2011, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2011; and

(ii) the discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is accurate in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which the Company has requested our opinion. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussion of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise the Company of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update this opinion letter from time to time. The Company should be aware that an opinion of counsel only represents counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurances can be given that a contrary position may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Arnold & Porter LLP in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission.

Sincerely,

ARNOLD & PORTER LLP